June 1, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Eric McPhee
Senior Staff Accountant
Office of Real Estate & Commodities

RE:	Marriott Vacations Worldwide Corporation
Form 10-K for the fiscal year ended January 1, 2016
Filed February 25, 2016
File No. 1-35219
Form 8-K dated February 25, 2016
Filed February 25, 2016
File No. 1-35219

Dear Mr. McPhee:

On behalf of Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide,” “we,” “us” or “our”), this letter responds to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated May 23, 2016, that sets forth the comment of the Staff regarding our filings referenced above. The Staff’s comment is set forth below, followed by our response. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Comment #1:

Form 8-K dated February 25, 2016

Item 2.02 – Results of Operations and Financial Condition

We note you have presented certain non-GAAP liquidity measures. In future Item 2.02 Form 8-K filings, please present amounts for the three major categories of the statement of cash flows when presenting non-GAAP liquidity measures.

Response to Comment #1:

In response to the Staff’s comment, the Company will include, in its future Item 2.02 Form 8-K filings, a prominent presentation of the three major categories of the statement of cash flows when the Company presents historical free cash flow and/or adjusted free cash flow.

United States Securities and Exchange Commission

June 1, 2016

The Company also presents forward-looking guidance for free cash flow and adjusted free cash flow, which is reconciled to forward-looking guidance for net cash provided by operating activities, the most directly comparable GAAP measure, in accordance with Item 10(e) of Regulation S-K. The Company considers the free cash flow and adjusted free cash flow disclosures to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including acquisitions and strengthening the balance sheet. The Company’s projected free cash flow and adjusted free cash flow take into account uses of funds for certain committed and expected investing and financing activities such as capital expenditures and repayments of securitization debt, as described in the definitions of “free cash flow” and “adjusted free cash flow” included in the Company’s Form 8-K dated February 25, 2016. The Company is comfortable providing guidance for these types of investing and financing activities. However, there are other types of investing and financing activities for which the Company is not comfortable providing guidance, such as future acquisitions, repayment of debt other than securitization debt and return of capital to shareholders, any of which may be subject to significant uncertainty, such as the need to obtain approval from our Board of Directors and/or shareholders. Any projections regarding these other types of activities would require speculation about the use of excess cash and could be misleading. As a result, the Company believes that providing guidance estimating future ranges of cash provided by (used in) investing and financing activities would be speculative and potentially misleading. The purpose of presenting guidance for the free cash flow and adjusted free cash flow metrics is not to speculate how the Company will use excess cash, but rather to provide a range of funds expected to be available to pursue strategic acquisitions, return of capital to shareholders, repayment of debt obligations or other alternatives.

For the reasons above, the Company does not believe that it should provide forward-looking guidance for the other two major categories of the statement of cash flows as outlined in Question 102.06 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures at this time. The Company will continue to reassess whether providing such guidance would be speculative or misleading to investors and evaluate its disclosures accordingly.

As you requested, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and (3) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank you for your attention to this response letter. Please feel free to contact me at (407) 206-6334 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ John E. Geller, Jr.
John E. Geller, Jr.
Executive Vice President and Chief Financial Officer